THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive, Suite A Murrieta, CA 92563 P: (323) 799-1342 www.jilliansidoti.com

January 18, 2013

Re:	Book It Local, Inc. Registration Statement on Form S-1 Filed September 19, 2012 File No. 333-183983

Dear Mr. Spirgel-

Please find the answers to your comments below.

General

1.   We note your response to comment 2 of our letter dated October 15, 2012. Please revise your disclosure on your cover page that your shares will be sold at market prices following your quotation on the OTCBB or other exchange to reflect that the shares will be sold at a fixed price for the duration of the offering. In addition, please clarify that your shareholders “will” rather than “may” sell the registered shares at a fixed price.

Response: We have revised the disclosure to indicate that the shares “will be sold at a fixed price of .05 per share for the duration of the offering.”

Prospectus Cover Page

2.   We note your response to comment 5 of our letter dated October 15, 2012. Please add disclosure to your coverpage that the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non- affiliates, or by meeting the conditions of Rule 144(i).

Response: We have revised the disclosure to indicate that “[t]he securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).

Prospectus Summary, page 5

3.   We note your response to comment 7 of our letter dated October 15, 2012. In your response, you disclose your principal officer’s belief that he can raise more capital through a public offering rather than a private offering. However, we note that the company is not offering any securities in this offering and the selling shareholders will retain all of the proceeds from the shares sold in this offering. Please revise your disclosure to clarify that Mr. McMurry’s belief that he can raise more capital through public markets relates to future offerings.

Response: We have revised the disclosure to indicate that Mr. McMurry believes that he can raise more capital in less time through “future” public offerings.

Terms of the Offering, page 6

4.   We note your response to comment 8 of our letter dated October 15, 2012. It appears that you may be conducting simultaneous public and private offerings. Please tell us the exemption you are relying on for your private placement and why it should not be integrated with your registered offering. In your response, please take into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 139.25, available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, as well as any other factors you deem relevant

Response: Our private offering, dated August 13, 2012 was conducted under Rule 505 of Regulation D. However, we have not raised any capital since August 31, 2012 and do not plan on doing so prior to the registration of the securities herein. Therefore, the six month window for integration will have passed by the time any securities in this offering are to be sold.

5.   We note your response to comment 9 of our letter dated October 15, 2012. Please identify G9 Holdings, LLC and GW Grace, LLC as promoters in your amended filings, including the natural persons that control these entities. Alternatively, please tell us why G9 Holdings and GW Grace should not be considered promoters under Section 405 of the Securities Act.

Response: We have amended the disclosure to include G9 Holdings, LLC and GW Grace, LLC listed as promoters.

Executive Compensation, page 30

Summary Compensation Table, page 30

6.   We note your response to comment 22 of our letter dated October 15, 2012. We reissue in part. Please specify whether the value of the restricted stock issued to Mr. McMurry was computed in accordance with FASB ASC Topic 718. Alternatively, please disclose that the value of Mr. McMurry’s restricted stock was not computed in accordance with FASB ASC Topic 718 and discuss the methodology used to determine the grant date fair value of the award.

The Company previously believed it would list its stock at a higher value. Upon further discussion, and although our offering price is arbitrary, we elected to list our stock for a value less than the value for which we issued Mr. McMurry’s shares. By that time, the Company already had issued stock to Mr. McMurry at a value of $.10 per share.  The Company did not use an option pricing model to value the shares and not in accordance with FASB ASC. At the time, the Company was not a public company.

7.   Please tell us whether the stock issued to Mr. McMurry was long-term compensation or compensation for services provided. We note on page 24 you disclose that Mr. McMurry “received 211,950 shares in exchange for services related to our organization...”

This was compensation for services already provided.

Part II – Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 34

8.   Please update your expense table to reflect your recent $2,500 payment to your auditor.

Response: We have revised the disclosure to include $2,500 in auditing fees.

Financial Statements

Statements of Operations, page F-12
Statements of Cash Flows, page F-14

9.   Refer to the column heading, “Period ended November 30, 2012.” Please revise to refer to the three months period ended November 30, 2012.

We note the disclosure in the fourth paragraph of page F-15 that the Registrant has selected June 30th as the date for its fiscal year end. However the fourth paragraph of page F-7 states that August 31st is the Registrant’s fiscal year end. Please revise to reconcile. Clarify also the period to which the financial statements for the “Period ended November 30, 2012” pertain.

Response: We have revised the disclosure to indicate that the company’s year end is August 31 and revised the “Period Ended November 30, 2012” to “3-Month Period Edned November 30, 2012.”

Statements of Cash Flows, page F-14

10. Please revise the financing activities cash flow section for the cumulative August 11, 2012 (inception) to November 30, 2012 period to report the cash flows from the issuance of common stock in August 2012 or advise us.

Response: We have revised the disclosure to reflect the cash flows from the issuance of common stock in August 2012.

2 Summary of significant Accounting Policies

Interim Financial Statements, F-15

11. Please correct in the last two paragraphs of page F-15 the periods to which the interim financial statements pertain.

Response: We have revised the disclosure to reflect that the interim financial statements pertain to the period through November 30, 2012.

Exhibit 5.1

12. We note your response to our comment 25 of our letter dated October 15, 2012 and reissue. However, your opinion of counsel still states that the shares will be validly, issued, fully paid and non-assessable “when issued in accordance with the terms set forth in the Registration Statement.” Please revise.

Response: We have revised the opinion to reflect that the shares have already been issued.

Thank you for your attention.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Securities Counsel